July 21, 2009

Craig D. Wilson

Senior Assistant Chief Accountant

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:                            Sanmina-SCI Corporation
Form 10-K For Fiscal Year Ended September 27, 2008
Forms 10-K/A for Fiscal Year Ended September 27, 2008
Filed May 11, 2009 and June 11, 2009

Forms 8-K Filed on January 21, 2009 and April 22, 2009
File No. 000-21272

Ladies and Gentlemen:

We are responding to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated June 30, 2009, with respect to the reports referenced above (the “Comments”). The numbering of the paragraphs below corresponds to the numbering of the Comments, which for the Staff’s convenience, have been incorporated into this response letter.

Form 10-K for Fiscal year Ended September 27, 2008

Consolidated Financial Statements

Consolidated Statement of Stockholders’ Equity, page 75

1.                                 We note from your response to prior comment 6 that following the guidance in SAB 99 and SAB 108 that you concluded that your error “was not material to any of the impacted periods or to the period in which the error was discovered and corrected.” Please provided us with your SAB 99 and SAB 108 analysis by periods that support this assertion.

We refer the Staff to the Company’s response to prior comment 6 for background information regarding the nature of the error.  The $3.9 million error originated in 2004, when the Company incorrectly recorded a debit to deferred tax assets (due to its NOL position in the US) and a credit to contributed capital.  This resulted in an overstatement of deferred tax assets and contributed capital of 1.3% and .07%, respectively, in 2004.

In 2005, the Company established a valuation reserve against certain deferred tax assets, at which time the same $3.9 million was incorrectly debited to income tax expense and credited to deferred tax asset valuation reserves.  In 2005, the Company reported income tax expense of $394.1 million and a net loss of $1.0 billion.  Therefore, the error resulted in a 1.0% and .4% overstatement of income tax expense and net loss, respectively.

In 2007, to correct the error noted above, the Company recorded a $3.9 million debit to contributed capital and a $3.9 million credit to income tax expense.  In 2007, the Company reported an income tax benefit of $534 thousand and a net loss of $1.1 billion.  Therefore, the error resulted in the Company reporting an income tax benefit, as opposed to income tax expense, and a .3% understatement of net loss.  The amount of the Company’s income tax expense/benefit, inclusive or exclusive of the error correction, was nominal in relation to the Company’s pre-tax loss of $1.1 billion.

Due to the very small quantitative impact of the error in each of the periods noted above, the Company concluded that, on a quantitative basis, the error was not material to any of the affected periods.

Additionally, the Company considered the qualitative factors under SAB 99 and concluded that, on a qualitative basis, the error was not material to any of the affected periods.  The qualitative factors considered by the Company included, but were not limited to, the fact that the error did not affect any trends, the error did not change a loss to income or vice versa, the error was not intentional, and the error did not affect the Company’s compliance with regulatory requirements, loan covenants or other contractual requirements.

Consolidated Statements of Cash Flows, page 76

2.                                       As previously requested in prior comment 6, confirm that your classification of the tax impact of your share-based payments is classified in accordance with paragraph 68 of SFAS 123R. We refer you to subparagraphs 68(e) and 68(b)(c).

The Company confirms that it has not realized tax benefits in excess of tax-effected compensation for stock-based awards in any period presented.  Therefore, the requirements of paragraph 68 of SFAS 123R are not applicable.

Additionally, the Company does not believe paragraph 68 of SFAS 123R is applicable to the amount recorded to contributed capital in 2007 since it relates to correction of a prior period error that had no effect on the amount of income taxes that were paid or would have been paid in 2007.

Note 17. Income Taxes, pages 109-112

3.                                       We have read your response to prior comment 11. Please provide us with your analysis of the materiality of the impact on income tax expense attributable to continuing operations that the reversal of the previous allocation of tax benefits had. Tell us how you determined that the provisions of paragraph 45(f) of SFAS 109 would not apply to a tax benefit arising from the reversal of previous allocations to contributed capital.

We refer the Staff to the Company’s response to comment 1 above for information regarding the Company’s assessment of materiality.  Paragraph 45(f) of SFAS 109 requires disclosure of tax expense that results from allocating certain tax benefits directly to contributed capital.  Typically, tax benefits allocated directly to contributed capital do not affect the amount of income tax expense a company reports.  For example, the amount recorded to contributed capital is offset by an amount recorded to income taxes payable, such that income tax expense is not affected.  In 2007, the Company reduced its income tax expense and contributed capital in order to correct a prior period error.  Therefore, the Company’s income tax expense was affected by the amount recorded to contributed capital.  As such, the Company does not believe the provisions of paragraph 45(f) of SFAS 109 are applicable to the facts and circumstances of this particular situation.

Second Amended Annual Report on Form 10-K for the Fiscal Year Ended September 27, 2008

Item 11. Executive Compensation, Page 2

Executive Compensation and Related Information — Compensation Discussion and Analysis, page 3

4.                                      We note your revised disclosure in response to prior comment 4. The revised disclosure does not appear to fully address the comment because it does not include a detailed qualitative description of each element of the bonus formula and how your application of the bonus formula resulted in the bonus amount actually awarded to each named executive officer. Please see Item 402(b)(1)(v) of Regulation S-K and Section II.B. of SEC Release No. 33-9732A. In future filings, please include the revised disclosure consistent with the item, the release, and our prior comment. Please feel free to contact us for further clarification.

We will include the appropriate disclosure in our future filings.

* * * * * * *

Please do not hesitate to call me at (408) 964-3655 if you have any questions or would like any additional information regarding this matter.

Sincerely,

/s/ Todd Schull
Todd Schull
Senior Vice President and Controller

cc:  Tamara Tangen, Staff Accountant

Evan Jacobson, Staff Attorney

Jure Sola, Chief Executive Officer

Michael R. Tyler, Executive Vice President and General Counsel